GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

VIA EDGAR

March 18, 2025

Yolanda Guobadia
Gus Rodriguez
Division of Corporation Finance
Office of Energy and Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    GXO Logistics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 18, 2025
File No. 001-40470

Dear Ms. Guobadia and Mr. Rodriguez:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of GXO Logistics, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated March 5, 2025.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2024
Management’s Discussion and Analysis
Results of Operations, page 21

1.We note that you have disclosures on pages 13 and 64 regarding the potential for a global minimum tax associated with Pillar 2 of the OECD guidance, indicating that enactments of its provisions in certain jurisdictions may have an adverse effect on your financial statements. You explain that some related provisions would take effect in 2024 and others in 2025. However, your disclosure regarding taxes in MD&A is limited to an observation on your effective tax rate, stating that it decreased from 12.4% to 5.6% due to “...the release of valuation allowances in 2024.”

Given the concerns that you have expressed and considering that revenue from the United Kingdom was $5.2 billion in 2024, it appears that you should expand your disclosures to include both quantitative and qualitative information regarding the effects for the period and to discuss any uncertainties associated with the global minimum tax initiatives in future periods, as may impact your results of operations, financial position or liquidity, to comply with Item 303(a) of Regulation S-K.

With regard to enactments, clarify the extent to which you were subject to such minimum tax provisions in the various jurisdictions where you conducted operations during 2024, and discuss your expectations with respect to provisions that will be effective in 2025 and beyond. Please also discuss any associated developments that are reasonably likely to effect enactments among participating jurisdictions and your expectations regarding the range of reasonably possible outcomes.

Response:

The Company respectfully acknowledges the Staff’s comments and provides these additional details. The Organisation for Economic Co-operation and Development (“OECD”) has introduced its Global Anti-Base Erosion Model Rules (“Pillar Two”) including a per country minimum tax of 15%, which generally applies to multinational companies with global revenues exceeding EUR $750 million, and has issued guidance over the period 2022 through 2024 (the “OECD Guidance”), and additional guidance may still be forthcoming.

During 2024, the Company reviewed its global legal entity structure and considered all the jurisdictions for which the Company is potentially subject to Pillar Two tax for 2024. The Company determined that the substantial majority of its taxable income is not subject to Pillar Two tax for the period ended December 31, 2024, because the taxable income is derived in jurisdictions that are either subject to tax in excess of 15%, can apply a safe-harbor, or is derived from entities that are organized in jurisdictions that have not (yet) fully enacted Pillar Two legislation by the end of 2024. Pillar Two tax resulted in $2 million of “top-up” tax and did not have a material effect on the Company’s results of operations, financial position or liquidity for the year ended December 31, 2024. In addition, for the year ending December 31, 2025 and beyond, although the amount of the Pillar Two “top-up” tax is not currently reasonably estimable, the Company does not currently anticipate that Pillar Two and any associated developments will have a material effect on its results of operations, financial position or liquidity.

In future filings, the Company will include the following underlined additional disclosure within the Management’s Discussion and Analysis regarding its income tax expense. Pillar Two did not have significant impact on 2024 and we currently do not expect it to have a significant impact on fiscal 2025 income tax expense.

Financial Statements
Note 5 - Segment Information, page 47

2.We note your disclosure explaining that although the business is organized geographically into three operating segments, these have been aggregated into one reportable segment “...due to the similar nature of their operations and economic characteristics.” However, disclosures on pages 13 and 14 indicate the regulatory landscape in which you conduct operations is “constantly evolving and subject to significant change” which could require changes to your operating practices that would influence demand, or require that you incur significant additional costs that could adversely affect your results of operations.

Please explain to us how you considered differences in the regulatory landscapes of each geographically differentiated segment, including the likelihood of change and susceptibility of operations to significant change in these regulatory environments, relative to the aggregation criteria in FASB ASC 280-10-50-11(e), and explain how you view the aggregation result as being consistent with the objectives set forth in FASB ASC 280-10-10-1, if this is your view.

Please also address the disclosure requirements in FASB ASC 280-10-50-21(b) and 29(f), regarding the types of products and services from which reportable segments derive revenue, and how the CODM uses the Adjusted EBITDA segment measure in assessing segment performance and deciding how to allocate resources.

Response:

The Company respectfully acknowledges the Staff’s comments and provides these additional details. As it relates to ASC 280-10-50-11(e), we believe the regulatory environments of our three operating segments are sufficiently similar to support aggregation into a single reportable segment. The Company does not consider the countries in which its operating segments engage in business activities to be “heavily regulated,” such as banking, insurance, or public utilities. The regulatory environments applicable to the Company’s operating segments essentially focus on protecting people, warehoused goods and the environment. This focus is primarily in the setup of our logistics hubs, the installation and maintenance of safety equipment, and the use of specific operational and safety processes. In addition, the training, operational and safety processes are substantially similar across regions. While the Company acknowledges that the regulatory landscape is subject to continuous evolution and may vary at a jurisdictional level, the core regulatory frameworks governing our operations do not materially differentiate between our three operating segments and do not result in significant differences in the nature of our operations or underlying costs of compliance. Also, although our risk factors discuss the potential risk that these regulatory factors could change in the future, at this time we are not aware of any potential changes in the regulatory landscape where we conduct operations that may require changes to our operating practices, influence demand, or require that we incur significant additional costs.

The Company believes that its aggregation of operating segments is consistent with the objectives and principles of segment reporting in ASC 280-10-10-1. The three operating segments have similar types of business activities and economic environments which supports aggregation consistent with ASC 280 and a disaggregation of geographic information would not provide users with additional information about the Company’s performance, cash flow prospects or the Company’s consolidated operations.

As it relates to the disclosure requirements in FASB ASC 280-10-50-21(b) regarding the types of products and services from which reportable segments derive revenue, the three operating segments provide the same services of managing customers’ warehouses and distribution centers in their respective geographies. The services provided—inventory management, order fulfillment, and supply chain optimization—do not differ by region. The following disclosure was included within Footnote 1 of our Form 10-K: The Company provides its customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by its ability to deliver technology-enabled, customized solutions at scale.

In future filings, the Company will include the following underlined additional disclosure on how the chief operating decision maker (“CODM”) uses the Adjusted EBITDA segment measure in assessing segment performance and deciding how to allocate resources per the disclosure requirements in FASB ASC 280-10-50-29(f). The Company’s CODM uses Adjusted EBITDA to communicate performance targets to the segment managers, allocate resources to the segments, and to monitor segment performance. Additionally, the CODM considers the performance of this measure against planned and forecasted amounts to make investing and resource allocation decisions. The actual results are used in assessing performance of the Company and in establishing management’s compensation.

Note 17 - Income Taxes, page 63

3.We note that your tax expense reconciliation includes a “Return to Provision” adjustment of ($12) million for 2024. Please expand your disclosure to explain how you determined the amount and to clarify the nature of the adjustment and whether it represents a change in estimate or a correction of an error, in your view.

Response:

The Company respectfully acknowledges the Staff’s comments and provides these additional details. Return to Provision (“RTP”) adjustments are calculated each year by affiliates in each jurisdiction following the filing of income tax returns. The $12 million RTP adjustment for 2024 consists of $8 million of benefit from United Kingdom (“U.K.”) RTP adjustments and $4 million of benefit from United States (“U.S.”) RTP adjustments, all of which represent changes in estimates and are detailed as follows:

The U.K. RTP amount primarily relates to the Company having amended a U.K. corporate income tax return for one of its U.K. affiliates resulting in a benefit of approximately $8 million in 2024 as the information needed to determine the deductibility of certain asset expenditures became available during 2024. The Company was not able to ascertain the full extent of qualifying capital allowances for U.K. tax purposes at the time of the initial filing of the tax return as further analysis of these capital allowances needed to be performed by our tax advisors.

The U.S. RTP amount primarily relates to the Company making certain elections with its U.S. corporate income tax return to change the tax year-end of its foreign affiliates for U.S. tax purposes from November 30 to December 31 for consistency with the new OECD Country-by-Country Reporting rules and to better align with local statutory filings. These elections were not anticipated to be made at the time of preparing the initial provision. This resulted in a reduction of the Company’s Global Intangible Low-Taxed Income (“GILTI”) for a benefit of approximately $2 million. The remaining benefit from the U.S. RTP adjustments was attributable to various state and local jurisdictions, and the completion of the purchase price allocation related to an acquisition.

4.We note that your tax expense reconciliation, which begins with tax based on the U.S. federal statutory tax rate of 21%, reflects “Foreign rate differential” adjustments having the effect of lowering your income tax expense by $11 million in 2024, $14 million in 2023, and $10 million in 2022.

However, given your disclosures on page 44, indicating that 68% of revenues for 2024 were generated in the United Kingdom, Netherlands, France, Spain, and Italy, where the corporate tax rates are about 25%, it appears that you should expand your disclosures in MD&A to discuss the primary taxing jurisdictions in which foreign earnings are derived, the corresponding statutory rates and any tax holidays, along with the factors that reduced your effective tax rate over the last three years.

Please clarify how the adjustments reconcile with the higher corporate tax rates, describe any material changes in the corporate tax rates or the mix of income among jurisdictions that have impacted your effective tax rate, and your expectations regarding similar adjustments in future periods.

Response:

The Company respectfully acknowledges the Staff’s comments and provides these additional details. The mix of global earnings impact is captured in the effective tax rate reconciliation under the foreign tax rate differential. The Company’s primary taxing jurisdictions from which foreign earnings are derived include the United Kingdom, Netherlands, France, Spain, and Italy, each of which have a statutory income tax rate of approximately 25%. However, certain of the Company’s foreign affiliates have intercompany arrangements, including intercompany financing arrangements with Singapore, with certain earnings subject to a tax rate of 0% which has been the primary reason for the favorable foreign rate differential. The Company is not the beneficiary of significant tax holidays or other incentives that contributed to our effective tax rate in 2022, 2023, or 2024. There were no material changes in the corporate tax rates or the mix of income among jurisdictions that impacted the Company’s effective tax rate in 2022, 2023, or 2024. We are evaluating Pillar Two’s impact in future periods, however we do not currently expect it to materially affect its results of operations, financial position, or liquidity.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 912-5984.

Sincerely,

/s/ Baris Oran
Chief Financial Officer
GXO Logistics, Inc.

cc:    Karlis P. Kirsis, Chief Legal Officer, GXO Logistics, Inc.
Paul Blanchett, Chief Accounting Officer, GXO Logistics, Inc.
Christina C. Russo, Akerman LLP